SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE TO Amendment No. 1 (RULE 13e-4) TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
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THE CHILDREN’S PLACE RETAIL STORES, INC. (Name of Subject Company (Issuer) and Filing Person (offeror)) Options to Purchase Common Stock, $ 0.10 Par Value Per Share (Title of Class of Securities)
168905107
(CUSIP Number of Class of Securities) (Underlying Common Stock)
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Susan Riley Executive Vice President, Finance and Administration The Children’s Place Retail Stores, Inc. 915 Secaucus Road Secaucus, New Jersey 07094 (201) 558-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)
Copy to: Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, NY 10038 Attn: Jeffrey S. Lowenthal, Esq. 212-806-5400
CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee **
$4,883,936	$149.94

*              This amount assumes that options to purchase a total of 289,713 shares of common stock of The Children’s Place Retail Stores, Inc. will be accepted for amendment pursuant to this offer, which may not occur. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**            The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.  The filing fee was paid upon filing of the original Schedule TO on December 20, 2007.

☐          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing party: Date filed:	Not applicable. Not applicable. Not applicable. Not applicable.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by The Children’s Place Retail Stores, Inc., a Delaware corporation (the “Company”), on December 20, 2007 in connection with an offer (the “Offer “) by the Company to amend outstanding “Eligible Options” (as defined in the Offer to Amend Certain Outstanding Options dated December 20, 2007 (the “Offer to Amend”) filed as Exhibit (a)(1)(A) to the Schedule TO) held by eligible employees subject to taxation in the United States so they may avoid potential adverse tax consequences under Internal Revenue Code Section 409A. The Offer is being made on the terms and subject to the conditions set forth in the Offer to Amend. Capitalized terms used herein but not defined have the meanings ascribed to such terms in the Offer to Amend.

Except as provided herein, this Amendment does not alter the terms and conditions previously set forth in the Schedule TO, and should be read in conjunction with Schedule TO, including all exhibits filed therewith.

INTRODUCTORY STATEMENT

The Introductory Statement of the Schedule TO is hereby amended by adding the following language:

The Expiration Date of the Offer has been extended from 5:00 p.m. U.S. Eastern Time, on Monday, January 28, 2008, until 5:00 p.m. U.S. Eastern Time, on Thursday January 31, 2008, unless otherwise terminated or further extended.

ITEM 1. SUMMARY TERM SHEET

Item 1 of the Schedule TO, which incorporates by reference the information set forth in the Offer to Amend under “Summary Term Sheet Questions and Answers”, is hereby amended by adding the following language:

The Expiration Date of the Offer has been extended from 5:00 p.m. U.S. Eastern Time, on Monday, January 28, 2008, until 5:00 p.m. U.S. Eastern Time, on Thursday January 31, 2008, unless otherwise terminated or further extended.

ITEM 2. SUBJECT COMPANY INFORMATION

(b) Securities.  Item 2 of the Schedule TO, which incorporates by reference the information set forth in the Offer to Amend on the introductory pages and under “Summary Term Sheet Questions and Answers” and “The Offer”, is hereby amended by adding the following language:

The Expiration Date of the Offer has been extended from 5:00 p.m. U.S. Eastern Time, on Monday, January 28, 2008, until 5:00 p.m. U.S. Eastern Time, on Thursday January 31, 2008, unless otherwise terminated or further extended.

ITEM 4. TERMS OF THE TRANSACTION

(a) Material terms.  Item 4 of the Schedule TO, which incorporates by reference the information set forth in the Offer to Amend on the introductory pages and under “Summary Term Sheet Questions and Answers” and “The Offer”, is hereby amended by adding the following language:

The Expiration Date of the Offer has been extended from 5:00 p.m. U.S. Eastern Time, on Monday, January 28, 2008, until 5:00 p.m. U.S. Eastern Time, on Thursday January 31, 2008, unless otherwise terminated or further extended.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) Use of securities acquired.  Item 6 of the Schedule TO, which incorporates by reference, among other things, the information set forth in the Offer to Amend under “The Offer – Acceptance of Eligible Options for amendment and promise to make cash payment”, is hereby amended by adding the following language:

The Expiration Date of the Offer has been extended from 5:00 p.m. U.S. Eastern Time, on Monday, January 28, 2008, until 5:00 p.m. U.S. Eastern Time, on Thursday January 31, 2008, unless otherwise terminated or further extended.

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended by adding the following exhibit:

(a)(1)(K) Form of Public Announcement to Eligible Option Holders of Extension of Length of Tender Offer, dated January 28, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

THE CHILDREN’S PLACE RETAIL STORES, INC.
By:	/s/ Susan Riley
Executive Vice President, Finance and Administration
Dated: January 28, 2008

INDEX OF EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Amend Certain Outstanding Options, dated December 20, 2007
(a)(1)(B)*	Announcement of Offer to Amend, dated December 20, 2007
(a)(1)(C)*	Form of Acknowledgement of Receipt of Election Form
(a)(1)(D)*	Form of Reminder of Expiration Date
(a)(1)(E)*	Tender Offer At-a-Glance
(a)(1)(F)*	Form of Election Form
(a)(1)(G)*	Form of Promise to Make Cash Payment
(a)(1)(H)*	Form of Amendment to Stock Option Certificate
(a)(1)(I)*	Form of Confirmation of Final Election (Post-Expiration Date for Offer Participants)
(a)(1)(J)*	Form of Confirmation of Final Election (Post-Expiration Date for Offer Non-Participants)
(a)(1)(K)	Form of Public Announcement to Eligible Option Holders of Extension of Length of Tender Offer, dated January 28, 2008.
(d)(1)(A)*

The Children’s Place Retail Stores, Inc. 1997 Stock Option Plan, as amended, is incorporated herein by reference from the Company’s Registration Statement on Form S-1 (No. 333-31535) filed on September 2, 1997

(d)(1)(B)*	The Children’s Place Retail Stores, Inc. 2005 Equity Incentive Plan, as amended, is incorporated herein by reference from the Company’s Registration Statement on Form S-8 filed on June 22, 2006
* Previously filed